UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
The Securities Exchange Act of 1934

(Date of Report (date of earliest event reported)): February 24, 2012

National Bancshares Corporation

(Exact name of registrant specified in its charter)

Ohio	0-14773	34-1518564
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

112 West Market Street, Orrville, Ohio	44667
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (330) 682-1010

[not applicable]

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c)

Item 2.02 Results of Operations and Financial Condition

PRESS RELEASE: On February 24, 2012, National Bancshares Corporation issued a press release containing financial information and accompanying discussion for the year ended December 31, 2011. A copy of the press release is attached to the Current Report as Exhibit 99.1 and is incorporated into this report by reference.

The information in this Form 8-K and in Exhibit 99.1 attached hereto shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liability of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

ITEM 9.01 Financial Statements and Exhibits

(c) Exhibits

Exhibit 99.1 National Bancshares Corporation press release dated February 24, 2012 containing financial information and accompanying discussion for the year ended December 31, 2011.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

National Bancshares Corporation

Date: February 24, 2012

/s/ Mark R. Witmer
Mark R. Witmer
President and Chief Executive Officer

/s/ James R. VanSickle
James R. VanSickle
Senior Vice President and
Chief Financial Officer

PRESS RELEASE   Exhibit 99.1

Company: National Bancshares Corporation
              OTC Bulletin Board - NBOH
Contact: Mark R. Witmer, President and CEO
Address: 112 West Market Street
              Orrville, Ohio 44667
Phone: 330-682-1010
Fax: 330-682-4644

For Immediate Release: February 24, 2012

National Bancshares Corporation Announces 2011 Net Income of $2,612,000

Orrville, Ohio -- National Bancshares Corporation, the holding company for First National Bank, reported net income of $2,612,000 for the year ended December 31, 2011, an increase of $1,287,000 or 97.1% from $1,325,000 in 2010. Earnings per share were $1.18 for 2011 compared to $0.60 for 2010. Net income for the three months ended December 31, 2011 was $774,000 compared to $8,000 for the same period in 2010. For the fourth quarter, basic and diluted earnings per share were $0.35 compared to $0.01 for the fourth quarter of 2010.

Full-Year 2011 Business Highlights:

 • Net interest income for the year increased $1,081,000 to $13,363,000, an increase of 8.8% compared to $12,282,000 for the same period in 2010, the highest level of net interest income in the Bank's history.

 • Visa check card interchange fees were $549,000 in 2011, an increase of 24.2% compared to $442,000 in 2010.

 • Total loans increased $23.8 million or 12.3% from $193.3 million as of December 31, 2010 to $217.1 million as of December 31, 2011.

 • Total deposits increased $31.5 million or 10.2% from $309.1 million as of December 31, 2010 to $340.7 million as of December 31, 2011.

 • Federal Home Loan Bank advances decreased $7.0 million during 2011 as higher interest rate borrowings matured.

 • Shareholder's equity increased $3.8 million or 9.7% to $42.7 million as of December 31, 2011.

Full-Year 2011 Financial Summary:

Net interest income for 2011 was $13,363,000, an increase of 8.8% from $12,282,000 for 2010. Net interest income was positively impacted by the growth in average balances of loans, securities and lower-cost deposits, partially offset by a decline in the yield on earning assets.

The provision for loan losses decreased $1,629,000 from $2,229,000 in 2010 to $600,000 in 2011. The provision for loan losses in 2011 was primarily related to the increase in loans while the provision in 2010 was primarily related to charge-offs.

Noninterest income for 2011 decreased $158,000 or 5.0%, from $3,190,000 in 2010 to $3,032,000 in 2011. The change is primarily related to the decrease in securities gains (losses), net partially offset by gains on sale of SBA loans and the death benefit paid from a life insurance policy.

Noninterest expense for 2011 was $12,739,000, an increase of 7.5% from $11,847,000 in 2010. The increase was driven by salaries and employee benefits of $475,000, data processing of $127,000 and occupancy of $249,000. The increase in salaries and employee benefits is primarily related to an expansion of branch hours in late 2010.

December 31, 2011 Financial Condition:

Total assets increased 8.6% to $406.1 million as of December 31, 2011, from $374.1 million at December 31, 2010. Securities available for sale totaled $150.2 million as of December 31, 2011, compared to $138.0 million at December 31, 2010. Loans, net of allowance for loan losses increased $23.3 million to $214.0 million as of December 31, 2011, compared to $190.7 million at December 31, 2010. Deposits increased 10.2% to $340.7 million as of December 31, 2011, compared to $309.1 million at December 31, 2010. Shareholders' equity increased 9.7% to $42.7 million at the end of 2011, from $39.0 million at the end of 2010. Accumulated other comprehensive income increased to $3.6 million as of December 31, 2011, compared to $1.9 million as of December 31, 2010. The change in accumulated other comprehensive income was a result of an increase in unrealized gains on securities available for sale.

The allowance for loan losses increased from $2,585,000 as of December 31, 2010 to $3,163,000 at December 31, 2011, or from 1.34% of total loans at year-end 2010 to 1.46% at December 31, 2011. Net charge-offs decreased from $2,550,000 in 2010 to $22,000 in 2011. The provision for loan losses for 2011 was $600,000, compared to $2,229,000 in 2010. The increase in the allowance for loan losses in 2011 was primarily related to the increase in loans.

Total nonperforming loans decreased from $4.9 million as of December 31, 2010 to $4.0 million at December 31, 2011. Non-performing loans consist of loans placed on non-accrual status and loans past due over 90 days and still accruing interest. Loans past due between 30 and 90 days and still accruing decreased to $634 thousand at December 31, 2011 from $1.3 million as of December 31, 2010. In 2011, total classified loans decreased from $12.5 million to $12.1 million. Management believes the allowance for loan losses is adequate as of December 31, 2011.

Fourth-Quarter 2011 Financial Summary:

Net interest income for the quarter ended December 31, 2011 was $3,457,000, an increase of 17.2% from $2,949,000 for the same period in 2010.

Noninterest income for the three month period ended December 31, 2011 increased 15.9%, from $744,000 in 2010 to $862,000 in 2011. The change is primarily related to $121,000 of income from the death benefit of an insurance policy.

Noninterest expense for the quarter ended December 31, 2011 was $3,289,000, an increase of 10.8% from $2,969,000 in 2010. The increase in noninterest expense was due primarily to salaries and employee benefits, occupancy expense and director pension expense being higher for the quarter ended December 31, 2011, compared to the same period in 2010.

National Bancshares Corporation's subsidiary, First National Bank, is headquartered in Orrville, Ohio with fourteen banking offices in Orrville, Massillon, Wooster, Apple Creek, Dalton, Fairlawn, Kidron, Lodi, Mt. Eaton, Seville and Smithville.

Forward-Looking Statements -- This press release contains forward-looking statements as referenced in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to many risks and uncertainties. Actual results could differ materially from those indicated by the forward-looking statements. These include factors such as changes in the regulatory environment, changes in business conditions and inflation, risks associated with credit quality and other factors discussed in the Company's filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2010. The Company assumes no obligation to update any forward-looking statement.

Selected Consolidated Financial Data

Balance Sheet Data: (dollars in thousands)	Dec 31, 2011	Sep 30, 2011	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010
Cash and cash equivalents	$15,634	$29,071	$31,694	$21,285	$12,837
Securities available for sale	150,175	144,008	135,926	133,049	138,033
Loans, net	213,952	207,096	203,255	193,610	190,685
Deposits	340,664	340,319	336,528	316,568	309,134
Repurchase agreements	10,168	10,071	8,782	7,658	7,747
Federal Home Loan Bank advances	8,000	9,000	9,000	12,000	15,000
Shareholders' equity	42,745	42,215	40,707	39,719	38,981
Total assets	406,086	407,059	398,787	379,025	374,096

Income Statement Data: (dollars in thousands, except per share data)	Year ended Dec 31, 2011	Dec 31, 2010	Change
Interest income	$15,413	$15,501	(0.6)%
Interest expense	2,050	3,219	(36.3)%
Net interest income	13,363	12,282	8.8 %
Provision for loan losses	600	2,229	(73.1)%
Net interest income after provision for loan losses	12,763	10,053	27.0 %
Noninterest income	3,032	3,190	(5.0)%
Noninterest expense:			
Salaries and employee benefits	6,025	5,550	8.6 %
Data processing	1,160	1,033	12.3 %
Net occupancy	1,480	1,231	20.2 %
Professional and consulting fees	637	685	(7.0)%
FDIC assessment	362	520	(30.4)%
Other	3,075	2,828	8.7 %
Total noninterest expense	12,739	11,847	7.5 %
Income before income taxes	3,056	1,396	118.9 %
Income taxes	444	71	525.4 %
Net income	$2,612	$1,325	97.1 %
Earnings per share, basic and diluted	$1.18	$0.60	96.7 %
Weighted average shares outstanding	2,211,508	2,205,973	

	Three months ended Dec 31, 2011	Dec 31, 2010	Change
Interest income	$3,926	$3,704	6.0 %
Interest expense	469	755	(37.9)%
Net interest income	3,457	2,949	17.2 %
Provision for loan losses	153	879	(82.6)%
Net interest income after provision for loan losses	3,304	2,070	59.6 %
Noninterest income	862	744	15.9 %
Noninterest expense:			
Salaries and employee benefits	1,555	1,435	8.4 %
Data processing	295	275	7.3 %
Net occupancy	367	314	16.9 %
Professional and consulting fees	140	115	21.7 %
FDIC assessment	60	122	(50.8)%
Other	872	708	23.2 %
Total noninterest expense	3,289	2,969	10.8 %
Income (loss) before income taxes	877	(155)	nm
Income tax expense (benefit)	103	(163)	nm
Net income	$774	$8	nm
Earnings per share, basic and diluted	$0.35	$0.01	nm
Weighted average shares outstanding	2,213,269	2,205,973	

nm – not meaningful

Quarterly Earnings Summary
Previous Eight Quarters:

(dollars in thousands except per share data)	Dec 2011	Sep 2011	Jun 2011	Mar 2011
Interest income	$3,926	$3,920	$3,892	$3,675
Interest expense	469	481	522	578
Net interest income	3,457	3,439	3,370	3,097
Provision for loan losses	153	150	150	147
Net interest income after provision for loan losses	3,304	3,289	3,220	2,950
Noninterest income	862	817	621	732
Noninterest expense	3,289	3,156	3,148	3,146
Income (loss) before income taxes	877	950	693	536
Income taxes	103	188	104	49
Net income	$774	$762	$589	$487
Earnings per share				
Basic and Diluted	$0.35	$0.34	$0.27	$0.22
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,213,269	2,213,269	2,209,717	2,209,717

	Dec 2010	Sep 2010	Jun 2010	Mar 2010
Interest income	$3,704	$3,919	$3,920	$3,958
Interest expense	755	799	819	846
Net interest income	2,949	3,120	3,101	3,112
Provision for loan losses	879	228	615	507
Net interest income after provision for loan losses	2,070	2,892	2,486	2,605
Noninterest income	744	1,209	612	625
Noninterest expense	2,969	2,947	3,002	2,929
Income (loss) before income taxes	(155)	1,154	96	301
Income tax expense (benefit)	(163)	288	(62)	8
Net income	$8	$866	$158	$293
Earnings per share				
Basic and Diluted	$0.01	$0.39	$0.07	$0.13
Cash dividends per share	$0.08	$0.08	$0.08	$0.08
Weighted average shares outstanding	2,205,973	2,205,973	2,205,973	2,205,973